

June 17, 2011

Mr. Peter Wang
President
Zhongchai Machinery, Inc.
224 Tianmushan Road
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

Re: **Amendment No. 2 to**
Schedule 13E-3
Filed June 8, 2011
File No. 005-81227

Revised Schedule 14A Proxy Statement
Filed June 8, 2011
File No. 000-31091

Dear Mr. Wang:

        We have received your response to our prior comment letter to you dated May 19, 2011 and have the following additional comments.

Schedule 14A

Determination of the Board of Directors, page 11

1. We note your response to our prior comment seven. Please balance your disclosure in the first bullet point on page 11 to indicate, as stated on page 34, that the Independent Directors did not consider stock market prices as an appropriate basis for valuing your common stock. Please also add similar balancing disclosure to the second paragraph on page 27.

Principal Shareholders, page 61

2. We note your response to our prior comment 18. We note that the table states that Mr. Peter Wang owns 7.09% of your common stock. Please revise the table to reflect Mr. Peter Wang's beneficial ownership of 14.92% of your common stock.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Andrew D. Hudders, Esq.
        Fax: (212) 754-0330